CORRESP

July 27, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington D.C. 20549

Attn:	Paul Fischer, Esq

Re:	xG Technology, Inc. (the “Company”)
File No. 333-225975

Dear Mr. Fischer:

The Company hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 1”). The above Registration Statement has been revised in accordance with the telephonic conversation between you and the Company’s counsel, David Danovitch, on July 20, 2018.

To assist the staff in its review of the Company’s responses, we are addressing the issues raised in that call with the following bullets (with the Company’s comments following immediately below each bullet in italics):

•	Page 6 of the Filing: “Note that you now include in the number of shares outstanding after the offering not only 7M shares underlying the investor warrants and debentures registered but “all shares of common stock beneficially owned by the Selling Securityholders. Unless these additional shares will be outstanding after the offering please remove them after the offering.” In this regard, it appears as if these additional shares are NOT outstanding but issuable.”

We have revised the referenced disclosure to clarify that these additional shares are beneficially owned, not outstanding and issuable upon exercise of the warrants.

•	Page 25 of the Filing: “We note that the beneficial ownership of your SSHs include a total of the 3,364,613 shares from prior financings. We also note the addition of FN 8, which states that the warrants issued to one security holder include beneficial ownership limitations. Please disclose the material terms of the warrants in the section of the prospectus on Description of Securities.”

We have added disclosure to provide the material terms of the outstanding warrants in the “Description of Securities” section of the prospectus.

•	Page 25 of the Filing: Please revise FN 2 to disclose that the percentages in the column are based on 27M shares of common stock beneficially owned and outstanding?

We have revised the referenced disclosure to clarify that these additional shares are beneficially owned, not outstanding and issuable upon exercise of the warrants.

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or David Danovitch, Company counsel at (212-603-6300), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

/s/ Roger Branton

Roger Branton

Chief Executive Officer and

Chief Financial Officer